EXHIBIT 99.1

FIRSTSERVICE CORPORATION

MATERIAL CHANGE REPORT
(Form 51-102F3)

1.           Name and Address of Company

FirstService Corporation ("FirstService")
FirstService Building, Suite 4000
1140 Bay Street
Toronto, Ontario
M5S 2B4

2.           Date of Material Change

May 15, 2008

3.           News Release

A news release was disseminated on May 15, 2008 through PrimeNewswire, Inc.

4.           Summary of Material Change

On May 15, 2008, FirstService announced that its Board of Directors approved a change in the year-end of FirstService to December 31 from March 31, effective December 31, 2008, pending receipt of consent from relevant tax authorities. FirstService further announced that its Board of Directors had decided not to provide an annual financial outlook.

5.           Full Description of Material Change

FirstService historically had a March 31 year-end primarily due to weather-related seasonality in its operations. Over the years, FirstService's operations have changed such that weather-related seasonality is no longer material. In addition, two of FirstService's three remaining segments currently operate on a calendar year basis. As a result, on May 15, 2008, FirstService disclosed that its Board of Directors approved a change in the year-end of FirstService to December 31, effective December 31, 2008, pending receipt of consent from relevant tax authorities. The proposed change in year-end will not cause any change in quarter-ends, will bring FirstService's year-end into alignment with its peers in the market, and is expected to generate cost savings due to the elimination of duplication of audits at the two segments that already have calendar year-ends.

On May 15, 2008, FirstService disclosed that its Board of Directors carefully considered a number of factors concerning financial outlooks, including volatility in the markets in which the Commercial Real Estate Services business operates, volatility in foreign exchange rates, and the practices of FirstService's publicly-traded peers, who do not provide annual financial outlooks. As a result, FirstService has decided not to provide an annual financial outlook.

6.           Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.           Omitted Information

                No significant facts remain confidential in, and no information has been omitted from, this report.

8.            Executive Officer

If further information is required, please contact John B. Friedrichsen, Senior Vice President and Chief Financial Officer, at (416) 960-9500.

9.           Date of Report

DATED at Toronto, Ontario this 16th day of May, 2008.

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